                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                     For the Fiscal Year Ended June 30, 2001
                                               -------------


                         Commission File Number 0-11373
                                                -------


           CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN
           -----------------------------------------------------------


                              (Full Title of Plan)


                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017


         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Index to Financial Statements and Schedule
------------------------------------------------------------------------------


Signature                                                                    3

Report of Independent Public Accountants                                     4

Statements of Assets Available for Plan Benefits as of June 30, 2001
and 2000                                                                     5

Statement of Changes in Assets Available for Plan Benefits for the
Year Ended June 30, 2001                                                     6

Notes to Financial Statements and Schedule                                   7

Item 4(i) - Schedule of Assets Held for Investment Purposes as of
June 30, 2001                                                               15

Consent of Independent Public Accountants                                   16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         CARDINAL HEALTH
                                         PROFIT SHARING, RETIREMENT
                                         AND SAVINGS PLAN



Date: December 20, 2001                  /s/ Richard Miller
                                         ---------------------------------------
                                         Richard Miller, Plan Committee Member

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Committee of
   CARDINAL HEALTH
   PROFIT SHARING, RETIREMENT AND SAVINGS PLAN:


We have audited the accompanying statements of assets available for plan benefits of the CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN (the
Plan) as of June 30, 2001 and 2000, and the related statement of changes in assets available for plan benefits for the year ended June 30, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of June 30, 2001 and 2000, and the changes in assets available for plan benefits for the year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio
December 14, 2001

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Statements of Assets Available for Plan Benefits
As of June 30, 2001 and 2000
--------------------------------------------------------------------------------


                                                 2001                   2000
                                           ---------------       ------------------

ASSETS
  Plan Investments:
      Investments, at fair market value    $   589,071,037       $     362,149,672
      Plan's interest in Master Trust          521,226,049                 -
      Participant loans                         34,499,773               9,557,104
                                           ---------------       ------------------
         Total plan investments              1,144,796,859             371,706,776
                                           ---------------       ------------------

  Cash                                           2,645,832                 -

  Receivables:
      Employer                                  32,347,992              19,354,871
      Employee                                   1,282,085                 865,980
                                           ---------------       ------------------
         Total receivables                      33,630,077              20,220,851
                                           ---------------       ------------------

ASSETS AVAILABLE FOR PLAN BENEFITS         $ 1,181,072,768       $     391,927,627
                                           ===============       =================



The accompanying notes to financial statements and schedule are an integral part of these statements.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Statement of Changes in Assets Available for Plan Benefits
For the Year Ended June 30, 2001
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
      Employer                                                      $     59,828,671
      Employee                                                            45,057,140
                                                                    -----------------
         Total                                                           104,885,811
                                                                    -----------------

  Assets transferred from other qualified plans                          731,868,751
  Net realized and unrealized gains                                       15,115,271
  Plan's interest in Master Trust net investment performance             (19,944,332)
  Dividends and interest                                                  14,378,396
                                                                    -----------------
         Total                                                           741,418,086
                                                                    -----------------

                    Total additions                                      846,303,897
                                                                    -----------------

DEDUCTIONS:

  Distributions to participants                                          (57,078,040)
  Administrative expenses                                                    (80,716)
                                                                    -----------------

                    Total deductions                                     (57,158,756)
                                                                    -----------------

NET INCREASE                                                             789,145,141
                                                                    -----------------

ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR                    391,927,627
                                                                    -----------------

ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                     $  1,181,072,768
                                                                    =================



The accompanying notes to financial statements and schedule are an integral part of this statement.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF PLAN

     The following description of the Cardinal Health Profit Sharing, Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was adopted on March 25, 1987 and was most recently amended and restated effective January 1, 2001. The Plan is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) and certain of its subsidiaries not covered by a collective bargaining agreement who have completed at least 180 days of service if hired between July 1, 1999 and January 1, 2001. As amended on January 1, 2001, employees hired after that date are eligible after completing one month of service, as defined by the Plan agreement.

     Effective January 1, 2001, the Plan name was changed from the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan to the Cardinal Health Profit Sharing, Retirement and Savings Plan.

     The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Investments (Putnam). Administrative expenses may be paid by the Company or the Plan, excluding loan fees which are paid by the borrowing participant. The Plan incurred $80,716 of administrative fees during the Plan year ended June 30, 2001.

     Effective January 2, 2001, the Company established the Master Trust for Retirement Plans of Cardinal Health (the Master Trust) for the Plan and certain other Company plans. Putnam serves as the trustee, record keeper and asset custodian for the Master Trust. See Note 6 for further information pertaining to the Master Trust.

     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct contributions in any combination of the following investment options. Participants may change their investment options at any time.

     Participants have invested or may invest in one or more of the following accounts:

     Master Trust Investment Options:

     - PUTNAM CONSERVATIVE BALANCED FUND - This fund seeks to preserve principal and have some exposure to stocks to keep pace with inflation. This fund is designed for more conservative investors.

     - PUTNAM MODERATE BALANCED FUND - This fund seeks a balance between capital appreciation and capital preservation. The fund is designed for investors who are willing to accept a moderate level of risk in a portfolio balanced between stocks and bonds.

     - PUTNAM GROWTH BALANCED FUND - This fund seeks capital appreciation with current income as a secondary goal. This fund is designed for investors with a long investment time horizon who are willing to accept a higher degree of risk.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------



     - PUTNAM INTERNATIONAL EQUITY FUND - This fund seeks capital appreciation by allocating contributed assets between two mutual funds that focus on stocks of companies located outside the United States.


     - S & P 500 INDEX FUND - This fund seeks to achieve a return, before the assessment of any fees, that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index, a common measure of U.S. market performance.


     - PUTNAM STABLE VALUE FUND - The goal of this fund is to maintain stability of principal while seeking a competitive rate of return. At the same time the fund seeks to maintain sufficient liquidity to make participant-directed benefit payments.

     Other Investment Options:


     - DODGE & COX STOCK FUND - This fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income. The fund invests mainly in a broadly diversified portfolio of common stocks.

     - FRANKLIN TEMPLETON SMALL CAP GROWTH FUND - This fund's investment goal is long-term capital growth. The fund typically invests in equity securities of small-capitalization companies.

     - PIMCO TOTAL RETURN FUND - This fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

     - PUTNAM INVESTORS FUND - This fund seeks long-term growth of capital and any increased income that results from this growth.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------


     - PUTNAM VISTA FUND - This fund seeks capital appreciation by investing mainly in common stocks of U.S. companies, with a focus on growth stocks.


     - CARDINAL HEALTH, INC. STOCK - This fund is entirely comprised of Cardinal Health, Inc. common stock.


     - BERGEN STOCK - This fund is entirely comprised of AmerisourceBergen Corp. common stock. In August 2000, the Company acquired Bergen Brunswig Medical Corporation. In connection with the merger of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contribution Plan (see Note 8), those participants were allowed to maintain their respective investments in AmerisourceBergen Corp. common stock. Further contributions to this fund were frozen in conjunction with the Plan merger and participants could elect to transfer their respective balances to other Plan investment options subsequent to the merger date.


     CONTRIBUTIONS TO THE PLAN

     Participants may elect to contribute from 1% to 20% of their compensation, as defined in the Plan agreement, through payroll deductions, subject to certain limitations or the maximum allowed under the Internal Revenue Service (IRS) guidelines.

     The Plan also provides for discretionary matching and profit sharing contributions by the Company in an amount to be determined by the Employer and announced to participants and eligible employees on a prospective basis only. Participants may direct the investment of Employer contributions. In any event, the Employer will not make a matching contribution for any participant to the extent that the contribution would exceed the participant's permissible amount. The discretionary contributions for the Plan year ended June 30, 2001 totaled $59,828,671.

     ELIGIBILITY AND VESTING

     Participants are immediately vested in their contributions and rollovers, plus actual earnings thereon. Upon death, disability, or attainment of retirement age, the participant's interest in the qualified employer matching contributions and earnings thereon, become fully vested. If a participant's employment is terminated prior to any of these conditions being met, vesting in the qualified matching contributions, and earnings thereon, is based on years of continuous service. Participants are vested in the applicable percentage of such matching contributions as follows:

     Participants employed on or before December 31, 1996 and terminated prior to January 1, 2001 are fully vested in Company matching contributions and profit sharing contributions.

     Prior to January 1, 2001, participants hired after December 31, 1996 vested in Company matching contributions and profit sharing contributions over a seven year period, based on years of service as follows:


                     YEARS OF SERVICE           VESTED PERCENTAGE
                     ----------------           -----------------
                        Less than 3                      0%
                             3                          20%
                             4                          40%
                             5                          60%
                             6                          80%
                             7                         100%

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------


     Effective January 1, 2001, the above vesting schedule was amended such that participants vest in Company matching contributions and profit sharing contributions after a three year period, based on years of service as follows:

                         YEARS OF SERVICE           VESTED PERCENTAGE
                         ----------------           ------------------

                            Less than 3                      0%
                                 3                         100%


     DISTRIBUTION OF BENEFITS

     Prior to January 1, 2001, upon termination of service, death, retirement or disability, the participant could elect to receive a lump-sum distribution, installment payments, life annuity contract, joint survivor annuity, or rollover the balance into another qualified plan. Participants attaining age 59 1/2 are allowed to request distribution from the fully vested portion of their account balance. Effective January 1, 2001, all distributions, excluding retirement benefits, will be made in the form of a lump-sum payment only. Also effective January 1, 2001, employees are eligible to retire at age 65, regardless of whether they have completed five years of service and employees with a rollover account may elect to withdraw from that account. In addition, the Plan includes a provision for employees to make withdrawals from their account under certain "hardship" circumstances.

     FORFEITURES

     Non-vested account balances are generally forfeited upon termination. Employer matching contributions and earnings thereon forfeited by terminated employees totaled $1,498,533 for the year ended June 30, 2001. Such forfeited amounts are used to reduce future Company contributions to the Plan or to pay reasonable expenses.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are repaid ratably through regular payroll deductions.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING AND USE OF ESTIMATES

     The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The investments of the Plan are stated at fair market value as determined by the asset custodian, using established market prices of underlying investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of assets available for plan benefits. Participant loans are valued at cost, which approximates fair market value.

     The net realized gains and losses on sales of assets are based on sale proceeds and the market value of assets at the beginning of the Plan year or cost at the time of purchase during the year. Unrealized appreciation or depreciation is included in net realized and unrealized gains currently on the statement of changes in assets available for plan benefits.

     RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 2001 presentation.

(3)  TAX STATUS

     The Plan obtained its latest determination letter on September 30, 1994 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the INTERNAL REVENUE CODE (IRC). The Plan has been amended and restated since the latest determination letter. However, the Company believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the IRC.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------

(4)  PARTY-IN-INTEREST TRANSACTIONS

     Certain investments of the Plan are shares of investment funds managed by Putnam. Putnam is also the trustee, recordkeeper, and asset custodian as defined by the Plan and, therefore, related investment transactions qualify as party-in-interest transactions.

     The Plan offers loans to participants. Related loan transactions qualify as party-in-interest transactions.

(5)  INVESTMENTS

     The fair market values of individual assets that represent 5% or more of the Plan's assets as of June 30, 2001 and 2000 are as follows:

                                                    2001               2000
                                             ----------------   ----------------
          Janus Worldwide Fund               $         -          $   25,994,885
          Vanguard Prime Money Market Fund             -              23,323,427
          The George Putnam Fund of Boston             -              23,552,048
          Putnam Investors Fund                    68,249,444         77,425,509
          Cardinal Health, Inc. Stock             400,754,986        144,750,219
          Plan's Interest in Master Trust         521,226,049             -



(6)  ASSETS HELD IN MASTER TRUST

     The Master Trust assets are valued by the trustee daily and allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan's interest in Master Trust net investment performance presented in the statement of changes in assets available for plan benefits, consists of the unrealized gains (losses) and the dividends on those investments. The value of the units in the Master Trust is adjusted monthly to reflect earnings on investments, plus market value appreciation or depreciation.

     The summarized Statement of Assets Available to Participating Plans as of June 30, 2001 and the Statement of Changes in Assets Available to Participating Plans for the year then ended, presented below, reflect the assets and activities of the Master Trust, as certified by the trustee in accordance with 29 CFR 2520.103-5(c) of the Department of Labor's Rules and Regulations for Reporting Disclosure under the ERISA:

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------

MASTER TRUST
STATEMENT OF ASSETS AVAILABLE TO PARTICIPATING PLANS
AS OF JUNE 30, 2001

Investments at fair value-
     Conservative Balanced Fund                       $   11,308,842
     Growth Balanced Fund                                 14,673,732
     International Equity Fund                            46,225,415
     Moderate Balanced Fund                               88,778,068
     Stable Value Fund                                   217,847,688
     S & P 500 Index Fund                                156,154,237
                                                   ------------------
              Total investments                       $  534,987,982
                                                   ==================

        The Plan's share in the Master Trust assets was 97.4% ($521,226,049) at June 30, 2001.

MASTER TRUST
STATEMENT OF CHANGES IN ASSETS AVAILABLE TO PARTICIPATING PLANS
FOR THE YEAR ENDED JUNE 30, 2001

Investment income (loss)-
     Net realized/unrealized gains (losses)           $  (27,047,038)
     Dividends                                             6,597,862
                                                   ------------------
              Total investment income (loss)          $  (20,449,176)
                                                   ==================

(7)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(8)  PLAN MERGERS

     Effective January 1, 2001, the assets of the Allegiance Retirement Plan, the Automatic Liquid Packaging, Inc. Employees 401(k) Savings Plan, the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contribution Plan and the Pacific Surgical Innovation, Inc. 401(k) Plan were merged into the Plan. For the year ended June 30, 2001, the total assets transferred resulting from the Plan mergers was approximately $732,000,000.

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements and Schedule
June 30, 2001
--------------------------------------------------------------------------------


(9)  SUBSEQUENT EVENTS

     Effective July 1, 2001, September 1, 2001 and December 1, 2001, respectively, the assets of the International Processing Corp. 401(k) Plan, the American Threshold Industries, Inc. 401(k) Profit Sharing Plan and the Cardinal Health, Inc. Frozen Retirement Plan were merged with the Plan. Assets of approximately $449,000, $1,083,000 and $13,725,000 were transferred into the Plan from the International Processing Corp. 401(k) Plan, the American Threshold Industries, Inc. 401(k) Profit Sharing Plan and the Cardinal Health, Inc. Frozen Retirement Plan, respectively, as a result of these Plan mergers.


(10) REQUIRED SCHEDULE INFORMATION

     No information is to be reported for the following schedules as of June 30, 2001, or for the year then ended.

     a.   Nonexempt Transactions
     b.   Leases in Default or Classified as Uncollectible
     c.   Investment Assets Both Acquired and Disposed of During the Plan Year
     d.   Loans or Fixed Income Obligations

CARDINAL HEALTH
PROFIT SHARING, RETIREMENT AND SAVINGS PLAN

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of June 30, 2001                                                   Schedule I
--------------------------------------------------------------------------------


 IDENTITY OF ISSUER,
BORROWER, LESSOR OR                                                                                         MARKET
   SIMILAR PARTY                                         DESCRIPTION                                         VALUE
-------------------------     ------------------------------------------------------------------     -------------------

* Cardinal Health, Inc.       Common Stock                                                              $   400,754,986
  AmerisourceBergen Corp.     Common Stock                                                                    5,132,992
  Dodge & Cox                 Stock Fund                                                                     40,874,876
  Franklin Templeton          Small Cap Growth Fund                                                          46,417,297
  PIMCO Funds                 Total Return Fund                                                              16,687,968
* Putnam                      Investors Fund                                                                 68,249,444
* Putnam                      Vista Fund                                                                     10,953,474
* Various participants        Participant loans (interest rates ranging from 6.0% to 11.0%)                  34,499,773
                                                                                                     -------------------

                                     Total                                                              $   623,570,810
                                                                                                     ===================



*  Denotes party-in-interest.


The accompanying financial statements and notes thereto are an integral part of this schedule.